Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Monthly Financial Report Summary
As of and for the month ended September 30, 2012

The interim financial information of CorpBanca as of and for the month ended September 30, 2012 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

CONSOLIDATED BALANCE SHEET (PRINCIPAL ITEMS) (1)
MCh$
Total loans	9,736,180
Total assets	12,961,905
Current accounts and demand deposits	1,022,990
Time deposits and savings accounts	7,445,456
Borrowings from financial institutions	902,652
Debt issued	1,722,544
Equity Attributable to:	963,782
Bank equity holders	911,767
Minority interest	52,015

CONDENSED CONSOLIDATED INCOME STATEMENT (2)
MCh$
Total operating revenue	306,140
Provisions for loan losses	(39,536)
Operating expenses	(171,814)
Operating income	94,790
Income attributable to investments in other companies	(73)
Income before taxes	94,717
Income taxes	(12,007)
Net income for the period	82,710
Bank equity holders revenue	83,015
Minority interest revenue	(305)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Fernando Massu T.

Accounting Manager	Chief Executive Officer

(1)
On May 29, 2012, Corpbanca acquired a 51% equity interest in Banco Santander Colombia S.A.  As of May 31, 2012, CorpBanca published its consolidated financial statements with Banco CorpBanca Colombia (formerly Banco Santander Colombia, S.A.).

(2)	Regarding the acquisition date, as of June 30, 2012 CorpBanca is including Banco CorpBanca Colombia results in its financial statements.